UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Gehl Company

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number)

Marcel Claude Braud

Manitou BF S.A.

Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158

33-2-40091011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368483103	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manitou BF S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,748,046
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,748,046
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,046*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.25%*
14	TYPE OF REPORTING PERSON CO

*

Excludes Shares (as hereinafter defined), representing less than 1% of the outstanding Shares, that are beneficially owned by Marcel Claude Braud, President of the Executive Committee and Chief Executive Officer of the Reporting Person and a director of the Company (as hereinafter defined), as a result of the award of options to Mr. Braud, in his capacity as a director of the Company, pursuant to the Gehl Company 2004 Equity Incentive Plan. See Item 5 of this Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $.10 par value (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”). The principal executive offices of the Company are located at 143 Water Street, West Bend, WI 53095.

Item 2.	Identity and Background.

This Statement is being filed by Manitou BF S.A., a French limited company (Société Anonyme) (the “Reporting Person”). The Reporting Person’s principal activity is the manufacture and sale of rough-terrain forklift trucks, aerial work platforms, articulated loaders and other equipment for the agricultural, industrial and building sectors. The address of the Reporting Person’s principal business and office is Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158.

During the past five years none of the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 22, 2004, in connection with the execution by the Reporting Person and the Company of the Commercial Agreements and Shareholder Agreement (as defined below), the Company issued 961,768 Shares to the Reporting Person for an aggregate purchase price of $19,812,420.80. On September 26, 2005, the Company completed a public offering of Shares that diluted the Reporting Person’s beneficial ownership percentage of the outstanding Shares from approximately 14.9% to approximately 12.9%. To reverse the effect of this dilution, the Reporting Person engaged in open market purchases of an additional 305,394 Shares, between November 14, 2005 and November 22, 2006 at prices ranging from $22.50 to $27.35 per Share for an aggregate purchase price of $7,673,756. The Reporting Person currently holds approximately 14.25% of the outstanding Shares. All purchases of Shares by the Reporting Person have been made using cash from working capital.

Item 4.	Purpose of Transaction.

On July 22, 2004, in connection with the execution by the Reporting Person and the Company of the Commercial Agreements and Shareholder Agreement (as defined below), the Company issued 961,768 Shares to the Reporting Person, which represented approximately 14.9% of the outstanding Shares. On September 26, 2005, the Company completed a public offering of Shares that diluted the Reporting Person’s beneficial ownership percentage of the outstanding Shares down to approximately 12.9%. To reverse the effect of this dilution, the Reporting Person engaged in open market purchases of an additional 305,394 Shares between November 14, 2005 and November 22, 2006 to bring the Reporting Person’s beneficial ownership percentage back up to approximately 14.25% of the outstanding Shares.

All purchases of Shares by the Reporting Person have been made for investment purposes and with the prior approval of the Company.

The Shareholder Agreement imposes restrictions on the ability of the Reporting Person to transfer Shares. In addition, the Shareholder Agreement subjects the Reporting Person to a standstill undertaking pursuant to which, during the period that both Commercial Agreements are in effect and for a period of seven years thereafter, the Reporting Person may not, directly or indirectly, without the prior written consent of the Company or its Board of Directors, inter alia, (i) acquire additional Shares, (ii) make or participate in any solicitation of proxies, (iii) seek to influence the management, Board of Directors or policies of the Company, (iv) make any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving the Company or (v) disclose any intention, plan or arrangement inconsistent with the foregoing.

The Reporting Person reviews its investment in the Company on a continuous basis in light of numerous factors, including the Company’s and the Reporting Person’s respective financial condition and operating results and general market and industry conditions, and from time to time engages and consults with advisors to assist with this effort. In addition, the Reporting Person engages in confidential discussions with officers and directors of the Company from time to time to explore strategic alternatives relating to the Shares and the Company. The alternatives covered in such review and/or discussions range from the divestiture of Shares to the acquisition of additional Shares from third parties or directly from the Company to the acquisition of all of or a controlling interest in the equity of the Company. Based on such reviews and discussions, the Reporting Person may, without notice, pursue different strategic alternatives relating to the Shares and the Company. All such reviews, discussions and pursuits have to be at all times subject to compliance with the transfer restrictions and standstill undertaking set forth in the Shareholder Agreement.

Item 6 of this Statement is incorporated into this Item 4 by reference.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of February 29, 2008, the Reporting Person may be deemed to beneficially own an aggregate of 1,748,046 Shares.

Accordingly, the Reporting Person may be deemed to beneficially own 14.25% of the outstanding Shares based on the number of outstanding shares, as of September 30, 2007, as indicated on the cover of the Company’s quarterly report on Form 10-Q filed on November 6, 2007.

As of February 29, 2008, Marcel Claude Braud, President of the Executive Committee and Chief Executive Officer of the Reporting Person and a director of the Company, held options to acquire 9,000 Shares, of which options to acquire 3,000 Shares were currently exercisable. These options represent the right to acquire less than 1.0% of the outstanding Shares. These securities were awarded to Mr. Braud, in his capacity as a director of the Company, pursuant to the Gehl Company 2004 Equity Incentive Plan. The Reporting Person disclaims beneficial ownership of securities owned by Mr. Braud. Mr. Braud disclaims beneficial ownership of securities owned by the Reporting Person. If the Reporting Person and Mr. Braud were a group, the Reporting Person and Mr. Braud would each be deemed to beneficially own the Shares that the other beneficially owns, which would result in aggregate beneficial ownership by each of the Reporting Person and Mr. Braud of 1,751,046 Shares or 14.27% of the outstanding Shares (assuming the full exercise of the options to purchase 3,000 Shares that are held by Mr. Braud and currently exercisable).

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person nor any persons listed on Schedule A attached hereto beneficially owns any additional Shares.

(b)           With respect to any rights or powers to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the Shares referenced in paragraph 5(a), there is sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares by the respective beneficial owners of such Shares.

(c)           No transactions in the Shares were effected by the Reporting Person and its subsidiaries, or any persons listed on Schedule A attached hereto, during the 60-day period prior to February 29, 2008.

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholder Agreement

The Reporting Person and the Company entered into a Shareholder Agreement, dated as of July 22, 2004 (the “Shareholder Agreement”), pursuant to which the Reporting Person purchased 961,768 Shares from the Company. In connection with entering into the Shareholder Agreement, the Reporting Person and the Company entered into a Manufacturing License, Technical Assistance and Supply Agreement, dated as of July 22, 2004, and an OEM Supply Agreement, dated as of July 22, 2004 (collectively, the “Commercial Agreements”).

During the period that both of the Commercial Agreements are in effect and for a period of seven years thereafter, neither the Reporting Person nor its Representatives (as defined in the Shareholder Agreement) (acting on behalf of the Reporting Person) may, directly or indirectly, without the prior written consent of the Company or its Board of Directors, inter alia, (i) acquire additional Shares, (ii) make or participate in any solicitation of proxies, (iii) seek to influence the management, Board of Directors or policies of the Company, (iv) make any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving the Company or (v) disclose any intention, plan or arrangement inconsistent with the foregoing.

During the period that both Commercial Agreements are in effect, the Reporting Person may not sell, exchange, pledge, assign or otherwise dispose of (whether voluntarily or involuntarily) any Shares purchased pursuant to the Shareholder Agreement. Following the termination of one or both of the Commercial Agreements, the Reporting Person may sell, exchange, pledge, assign or otherwise dispose of its Shares, subject to certain limitations.

Following the termination of one or both of the Commercial Agreements, the Company may purchase all of the Shares then held by the Reporting Person and purchased pursuant to the Shareholder Agreement (the “Call Option”), subject to the Reporting Person’s right to reject, and thereby void, the Company’s exercise of its Call Option on two separate occasions.

While the Commercial Agreements are in effect and the Reporting Person owns all the Shares purchased pursuant to the Shareholder Agreement, the Company shall use its reasonable efforts to cause Marcel Claude Braud, the President of the Executive Committee and Chief Executive Officer of the Reporting Person, to be nominated as a candidate for and to cause him to be elected by the Company’s shareholders as a director of the Company. Mr. Braud currently serves as a director of the Company. The Shareholder Agreement provides that the standstill undertaking is not intended to restrict Mr. Braud from fulfilling his fiduciary duties to the Company in his capacity as a director.

The description of the Shareholder Agreement in this Item 6 is qualified in its entirety by reference to the text of the Shareholder Agreement, attached hereto as Exhibit 1, which is incorporated by reference in its entirety into this Item 6.

Gehl Company 2004 Equity Incentive Plan

Marcel Claude Braud, in his capacity as a director of the Company, has been granted options (“Options”) to purchase Shares pursuant to the Gehl Company 2004 Equity Incentive Plan (the “Plan”).

Pursuant to the terms and conditions set forth in the Plan: (i) each non-employee director such as Mr. Braud (if he or she continues to serve in such capacity) shall, on the day following the annual meeting of stockholders in each year during which the Plan is in effect, be granted an Option to purchase 3,000 Shares, as adjusted pursuant to the Plan; (ii) the exercise price of each Option shall be determined by a committee of the Board of Directors, but shall not be less than 100% of the Fair Market Value (as defined in the Plan) of the Shares subject to the Option on the date of grant; (iii) the vesting schedule applicable to Options granted to non-employee directors allows 33-1/3% of the Shares subject to each Option to be purchased after one year has elapsed from the date of grant, 66-2/3% of the Shares subject to each Option to be purchased after two years have elapsed from the date of grant and 100% of the Shares subject to each Option to be purchased after three years have elapsed from the date of grant (subject to immediate vesting following the occurrence of certain events); and (iv) with respect to Options granted to non-employee directors, each Option shall terminate on the earlier of (a) ten years after the date of grant or (b) twelve months after the non-employee director ceases to be a director of the Company for any reason.

The description of the Plan in this Item 6 is qualified in its entirety by reference to the text of the Plan, attached hereto as Exhibit 2, which is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Shareholder Agreement, dated as of July 22, 2004, by and between Gehl Company and Manitou BF S.A. (incorporated by reference to Exhibit 10.7 of the Company’s quarterly report on Form 10-Q for the quarter ended June 26, 2004 (File No. 000-18110) filed on August 10, 2004).

Exhibit 2: Gehl Company 2004 Equity Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Proxy Statement for the Fiscal Year 2006 Annual Meeting of Shareholders (File No. 000-18110) filed on March 8, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2008

MANITOU BF S.A.
By:	/s/ Marcel Claude Braud
Name: Marcel Claude Braud
Title: President and Chief Executive Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, present principal occupation, business address and citizenship of each executive officer and director of Manitou BF S.A. Unless otherwise indicated, each person’s position held with Manitou BF S.A. is also his or her present principal occupation. The business address of Manitou BF S.A. is Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158.

Name	Position Held and Present Principal Occupation	Business Address	Citizenship
Marcel Braud	Chairman of the Supervisory Board	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Jacqueline Himsworth	Vice-Chairwoman of the Supervisory Board	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Marie-Claude Braud	Member of the Supervisory Board	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Gordon Himsworth	Member of the Supervisory Board	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Georges-Henri Bernard	Member of the Supervisory Board	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Joël Goulet	Member of the Supervisory Board Present Principal Occupation: President and Chief Executive Officer of HMY Hermes Metal	Z1 50 Route d'Auxerre, BP 7, Moneteau, France 89470	France
Serge Ghysdael	Member of the Supervisory Board	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Marcel Claude Braud	President of the Executive Committee and Chief Executive Officer	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France
Bruno Fille	Executive Vice-President	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France

A-1

Frédéric Martin	Executive Vice-President	Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158	France

A-2